                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2007



                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT

                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  X   Form 40-F
                   ---            ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes      No  X
             ---     ---


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ) -------

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's notice of board meeting to be held on August 22-23, 2007.



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                           (PETRO CHINA COMPANY LOGO)
                               (CHINESE CHARACTER)
                           PETROCHINA COMPANY LIMITED
     (a joint stock limited company incorporated in the People's Republic of
                         China with limited liability)

                                (STOCK CODE: 857)

                             NOTICE OF BOARD MEETING

The board of directors (the "Board") of PetroChina Company Limited (the "Company") hereby announces that a meeting of the Board will be held on Wednesday, 22 August 2007 and Thursday, 23 August 2007 at 16 Andelu, Dongcheng District, Beijing, the People's Republic of China for the purpose of, among other matters, approving the interim results of the Company and its subsidiaries for the six months ended 30 June 2007 and its publication.


                                                        By Order of the Board
                                                      PETROCHINA COMPANY LIMITED
                                                               LI HUAIQI
                                                        Secretary to the Board


Beijing, the PRC
10 August 2007

     As at the date of this announcement, the Board comprises Mr. Jiang Jiemin as the Chairman; Mr. Duan Wende as the executive Director; Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Wang Yilin, Mr. Zeng Yukang, Mr. Gong Huazhang and Mr. Jiang Fan as non-executive Directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive Directors.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            PetroChina Company Limited



Dated: August 14, 2007                      By:    /s/ Li Huaiqi
                                                   -------------
                                            Name:  Li Huaiqi
                                            Title: Secretary to the Board